UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

Med-X, Inc.
(Exact name of issuer as specified in its charter)

Nevada	46-5473113
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California 91304
(Full mailing address of principal executive offices)

(818) 349-2870
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) is a Nevada corporation formed in February 2014 and is engaged in the business of green scene product development, distribution, and marketing.

Its business is expected to expand significantly since the recent closing of its merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), its affiliate, on April 16, 2018. The Company and PSH have developed a series of proprietary natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the cannabis and hemp cultivation and products industries. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Malibu Brands pain relief creams are comprised of all-natural botanical homeopathic ingredients, including hemp oil and designed for various ailments and are also available via ecommerce.

The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding cannabis to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis industry on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, Company personnel and public news sources. The Company plans to eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, Native IOS, Vimeo Video, YouTube, Apple Podcast Audio and now Apple News.

The Company is in the final stages of development of another media platform called the National Investor Network, www.nationalinvestornetwork.com. The network will act as an artificial intelligence lead generator for the Company’s current crowdfunding efforts, as well as planned publishing of content for other companies that are looking to utilize crowdfunding to raise capital. The National Investor Network is a membership based digital platform that is designed to offer its members highly curated business news content. Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Member profiles are then evaluated and scored as potential leads for the Company’s current crowdfunding efforts. The platform gives other companies in the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company or crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as a company raising capital using the exemptions promulgated under the Jobs Act of 2012 which permit crowdfunding. The Company later expects to also assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, the Company hopes to generate revenue and small equity percentages of each company with the hope that more exposure will help them with their equity crowdfunding efforts. The Company’s media division, the MJT Network, could be profitable if and to the extent that the revenue from advertisers, sponsors, product sales and service fees exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for online sale. We do not anticipate stocking an inventory of third-party products for sale, rather, we expect to fill orders on a real time basis directly from third party fulfillment sources.

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We intend to position Malibu Brands as a homeopathic, botanical, topical, all-natural alternative to traditional everyday pain management methods for consumers of all ages who may suffer from various ailments including but not limited to arthritis, joint pain, headaches and back pain. The Company intends to launch the Malibu Brands topical product, “Pacific Pain Relief Cream”, which is available via ecommerce, as a first step for the division. The Company plans to develop other versions of the product that potentially contain full spectrum Cannabidiol (CBD) extracted from industrial hemp and cannabis when it is legal to do so. The Company ramped up product and brand awareness by launching a strategic product crowdfunding campaign that allowed investors, supporters and early adapters to buy the first “Pacific Pain Relief Cream” product at a discounted rate. Social media marketing, advertising and public relations will be used to continue to spread awareness and drive traffic to the product initially through ecommerce. The hope is we can build loyalty and social proof around the product from our core, first early adapters, and take that feedback to pharmacy retailers and government and insurance-based providers that could cover the cost of the Malibu Brands “Pacific Pain Relief Cream” for the consumer patients. We plan to attend distribution and pharmacy tradeshows and educational programs as well as provide support to the public movement to hold pharmaceutical companies accountable and to help curb the opioid epidemic by educating health care providers and communities on the availability of alternative everyday pain relief products like the “Pacific Pain Relief Cream.”

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply proprietary and non-proprietary products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of hemp and cannabis compounds for the medical industry.

We expect the demand for the Company’s proprietary products to increase significantly. The Company and its subsidiary, Pacific Shore, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu Brands and The MJT Network divisions.

The Company is actively positioning the Nature-Cide and Thermal-Aid brands with major distribution and marketing. Med-X and PSH also plan to address the needs required to support the fast-paced emerging cannabis hemp industries. These potential innovations include new products for consumer health and welfare utilizing hemp oil and other Cannabidiol (CBD) compounds. The Company plans to utilize 100 plus acres in Northern and Southern California owned by Dr. David Toomey, our Chief Executive Officer, for hemp and other cannabis cultivation, operations, and production. Once the federal government finalizes methods and protocols for hemp Cannabidiol (CBD) extraction production, and the Company has capital to do so, the Company plans to obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic hemp for the California medical and Cannabidiol (CBD) compound markets.

Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred hemp and cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. Recently the federal government passed the 2018 Farm Bill, which now allows the cultivation of hemp. Once the guidelines have been established, and the Company has sufficient funding to do so, the Company plans to cultivate and extract hemp Cannabidiol (CBD) for the patient and medical communities. The Farm Bill ensures that any cannabinoid or the chemical compounds that make up the cannabis plant that come directly from hemp will be legal, if and only if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, associated state regulations, and by a licensed cultivator. It explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also imposes no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. Under Section 10113 of the Farm Bill, state departments of agriculture must consult with the state’s governor and chief law enforcement officer to devise a plan that is submitted to the Secretary of United States Department of Agriculture (“USDA”). A state’s plan to license and regulate hemp can only commence once the Secretary of USDA approves that state’s plan. Once the state of California finalizes its hemp regulations, methods and protocols for growing hemp, and the USDA approves it, the Company plans to obtain the proper government licenses to commence farming operations on an indoor and outdoor farm property in California to grow, harvest and sell high quality, proprietary, organic hemp for the US medical and Cannabidiol (CBD) compound markets. Management is planning to produce various hemp Cannabidiol (CBD) products, such as topicals and supplements for pain management, if and when the Company has capital to do so. Over the past 20 years, 33 states have legalized cannabis for medical use, and over the past several years, ten states have legalized cannabis for adult use. Every one of those programs is illegal under federal law, with no exceptions, and the Farm Bill does nothing to change that situation. That said, many in the cannabis community hope that the reforms to hemp policy under the Farm Bill serve as a first step toward broader cannabis reform. Source for information above: www.brookings.edu/blog/fixgov/2018/12/14/the-farm-bill-hemp-and-cbd-explainer/. The Company will not market or sell any of these compounds, supplements or medicines made from these compounds, until it is clearly legal to do so under federal, state and applicable local law. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term.

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In the future Med-X plans to research, develop and license or otherwise monetize cannabis and hemp compound identification and extraction techniques for the cannabis/hemp medical industry. Management believes that Med-X, if and when the federal government changes its stance and reschedules cannabis from a Schedule 1 to a Schedule 2 or 3 drug, or de-schedules it all together, will eventually earn substantial revenue from growing, harvesting and selling high quality, custom-bred organic cannabis for the California medical and recreational markets. As applicable cannabis licensing and tax regulations in California are published and licenses become available, we intend to launch our planned cultivation operations in that state. As part of its growth strategy, the Company may acquire from third parties’ other businesses and products that fit into the Company’s business model to generate more revenue and enhance the value of the Company.

Results of Operations

The period of January 1, 2018 to June 30, 2018

Revenue. Revenue for the period of January 1, 2018 to June 30, 2018 was $283,698. Revenue for the six-month period ended June 30, 2018 was comprised of $196,721 from Nature-Cide and $84,745 from our Thermal-Aid with minimal revenue from advertisers in The Marijuana Times of $2,232.

Operating Expenses. Operating expenses for the period of January 1, 2018 to June 30, 2018 were $1,628,095. Operating expenses for the period were comprised of sales and marketing costs of $229,341 to support and promote the growth of Nature-Cide on a national basis with major pest control distributors, non-cash compensation of $75,181 for stock options along with personnel related expenses, general and administrative expenses and professional outside service fees of $1,323,573. The decrease of 10% in operating expenses in 2018 compared to 2017 was mostly related to significantly lower costs associated with lower personnel and outside service expense offset by a slight increase in general and administrative expenses.

Net Loss. Net loss for the period of January 1, 2018 to June 30, 2018 was ($1,553,378). This net loss was the result of revenue of $283,698 and $1,628,095 of operating expenses. Currently operating costs exceed revenue because of slower sales growth than anticipated while operating expenses only decreased slightly. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2019 to June 30, 2019

Revenue. Revenue for the period of January 1, 2019 to June 30, 2019 was $268,500. Revenue for the six-month period ended June 30, 2019 was comprised of $198,384 from Nature-Cide and $56,866 from our Thermal-Aid product line with revenue of $8,606 from our new Malibu Brands product line and with revenue from advertisers in The Marijuana Times of $4,644.

Operating Expenses. Operating expenses for the period of January 1, 2019 to June 30, 2019 were $2,403,520. Operating expenses for the period were comprised of sales and marketing costs of $1,044,044 to support and promote the continued growth of Nature-Cide on a national basis with major pest control distributors, marketing efforts associated with the launch of the Company’s new product line Malibu Brands, non-cash compensation of $41,835 for stock options along with personnel expenses, general and administrative expenses and professional outside service fees of $1,317,641. The increase of nearly 48% in operating expenses in 2019 compared to 2018 was mostly related to a significant growth in costs associated with sales and marketing efforts for the Nature-Cide product line, the launch of the new Malibu Brands product line, as well as an increase in personnel and outside service expense offset by a slight decrease in expenses related to stock options.

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Net Loss. Net loss for the period of January 1, 2019 to June 30, 2019 was ($2,328,660). This net loss was the result of revenue of $268,500 and $2,403,520 of operating expenses. Currently operating costs exceed revenue because of slower sales growth than anticipated while operating expenses increased significantly. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had net cash of $204,680 at December 31, 2017 and $602,475 at June 30, 2018, primarily from an increase in capital raised through our Regulation A+ and our private placement pursuant to Rule 506(c) of the Securities Act of 1933.

During the period of January 1, 2018 to June 30, 2018, we used ($1,541,806) of cash for operating activities. A large portion of the funds were used for sales and marketing costs to support and promote the growth of Nature-Cide on a national basis with major pest control distributors, general and administrative expenses and professional outside service fees and expenses related to the acquisition of Pacific Shore Holdings, Inc.

During the period of January 1, 2019 to June 30, 2019, we used ($2,236,263) of cash for operating activities. A large portion of the funds were used for increased sales and marketing efforts to support and promote the growth of Nature-Cide on a national basis with major pest control distributors as well as the launch of the Company’s new product line Malibu Brands., General and administrative expenses including legal fees increased partly due to the Company’s undertaking its merger and acquisition activity.

Cash provided by financing activities was $2,014,316 mainly from the issuance of shares of common stock during the period of January 1, 2018 to June 30, 2018 under Regulation A+ and through a private placement of common stock at $.60 per share under Rule 506(c). Cash provided by financing activities was $2,024,320 mainly from the issuance of shares of common stock during the period of January 1, 2019 to June 30, 2019 under Regulation A+ and through a private placement of common stock at $.60 per share under Rule 506(c). The Regulation A+ Offering was completed by the end of June 2018. Since inception, our capital needs have primarily been met from the private placement of our common stock initially offered at $0.50 per share which commenced in September 2014 and ended when the offering under Regulation A+ commenced in February 2016, pursuant to which we sold shares of common stock at $0.60 per share. During 2017 and 2018 the Company raised capital under Regulation A+ pursuant to which we sold shares of common stock at $0.60 per share and through a private placement of common stock at $.60 per share under Rule 506(c).

We will have additional capital requirements during 2019 and 2020. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock. In February 2016, we commenced an offering of 25,000,000 shares at $0.60 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. As of September 10, 2016, we had raised approximately $840,000 from the sale of approximately 1,400,000 shares in our Regulation A+ offering, which was scheduled to terminate on October 15, 2016. We filed a post-qualification amendment to the Offering Statement under Regulation A+ to extend the offering for up to another year which was reviewed and qualified by the Securities and Exchange Commission (“SEC”) on June 30, 2017. We are currently raising capital through our Regulation A+ as well as our Private Placement pursuant to Rule 506(c) of the Securities Act of 1933. Our initial Regulation A+ was completed by the end of June 2018. On August 12, 2019 the Securities and Exchange Commission qualified our filing for a new Regulation A+ Offering under which we are currently raising capital.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes advertising, trade show publication and product sales. The Company recognizes revenue from product sales in accordance with Topic 605 “Revenue Recognition in Financial Statements” which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Revenue from advertising and trade show publications is recognized at the time the advertisement is published and the trade show publication is recognized at the point when the trade show is being held.

Stock Based Compensation Expense

We account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Med-X has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Med-X will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. Med-X recognizes expense using the straight-line attribution method.

Item 2. Other Information

None.

Item 3. Financial Statements

The Financial Statements provided for the six months ended June 30, 2019 and June 30, 2018 were prepared by Management and were not reviewed by our independent certified public accounting firm, Prager Metis CPAs, LLP.

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MED-X, INC.
BALANCE SHEET
JUNE 30, 2019 and DECEMBER 31, 2018
(UNAUDITED)

	June 30,	December 31,
	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$493,064	$709,723
Restricted Cash	53,133	5,187
Accounts Receivable	124,797	73,200
Inventory	720,347	612,356
Prepaid Expenses	31,146	21,000
Prepaid rent	9,430	9,430
Total Current Assets	1,431,917	1,430,896

Property and Equipment, Net	254,217	318,852

Other Assets

Lease deposit	56,324	56,324
Trademark, net	13,018	13,018
Total Other Assets	69,342	69,342
TOTAL ASSETS	$1,755,476	$1,819,090

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$888,859	$778,391
Current portion settlement payable	-	35,000
Acrued payables	-	-
Accrued employee related payable	162,528	147,877
Line of credit	84,518	55,963
Deferred revenue	-	-
Current portion of long term note payable	26,881	28,338
Total Current Liabilities	1,162,786	1,045,569

Long Term Liabilities
Long term portion settlement payment	-	-
Long term note payable, net of current portion	40,263	53,021
Total Long Term Liabilities	40,263	53,021

Total Liabilities	1,203,049	1,098,590

Stockholders' Equity
Common stock (par value of $.001; 300,000,000 shares authorized; (99,497,513 and 95,060,491 shares issued and outstanding)	108,063	102,969
Preferred stock (par value of $.001; 5,000,000 shares authorized; (10,000 and 0 shares issued and outstanding)	-	-
Additional paid in capital	8,091,996	5,936,962
Accumulated deficit	(7,647,632)	(5,319,431)
Total Stockholders' Equity	552,427	720,500

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,755,476	$1,819,090

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MED-X, INC.
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2019 AND JUNE 30, 2018
(UNAUDITED)

	Six Months	Six Months
	6/30/2019	6/30/2018

Sales	$268,500	$283,698
Cost of Goods Sold	192,434	207,882
Gross Profit	76,066	75,816

General and Administrative Expenses

Selling & Marketing Expenses	816,720	229,341
Personnel & Outside Services Expenses	1,044,044	754,614
Non-cash Compensation	41,835	75,181
General and Administrative Expenses	500,921	568,959
Total Operating Expenses	2,403,520	1,628,095

Income (Loss) from Operations	(2,327,454)	(1,552,279)

Other Income (Expense)
Interest Expense	1,206	1,099
Total Other Income (Expense)	1,206	1,099

Income (Loss) Before Income Taxes	(2,328,660)	(1,553,378)

Net Income (Loss)	$(2,328,660)	$(1,553,378)

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MED-X, INC.
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2019 AND JUNE 30, 2018
(UNAUDITED)

	Six Months	Six Months
	2019	2018

Net (loss)	$(2,328,660)	$(1,553,378)
Changes in operating assests and liabilities:
Accounts receivable	(51,597)	(65,876)
Deposits	(47,946)	(61,125)
Deferred Revenue	-	-
Prepaid expenses	(10,146)	(12,086)
Inventory	(62,922)	(11,686)
Accounts payable	110,616	(44,717)
Accrued payable	43,206	45,045
Non-cash compensation	41,835	75,181
Depreciation	69,351	86,836
Net cash (used in) operating activities	(2,236,263)	(1,541,806)

Cash flows from investing activities:
Cash payments for the purchase of property	(4,716)	(74,715)
Net cash (used in) investing activities	(4,716)	(74,715)

Cash flows from financing activities:
Equipment financing	(14,215)	24,872
Setlement payable	(35,000)	(50,000)
Common stock issued for cash net of offering costs and stock options	2,073,535	2,039,444
Net cash provided by financing activities	2,024,320	2,014,316

Net increase in cash and cash equivalents	(216,659)	397,795

Cash and cash equivalents at beginning of year	709,723	204,680

Cash and cash equivalents at end of year	$493,064	$602,475

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation *
2.2	Bylaws *
4.1	Subscription Documents *
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc., as the Licensor. *
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached. *
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016**
6.5	Agreement with Monarch Bay Securities, LLC**
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

_________

*Filed with the original Offering Statement on Form 1-A on August 26, 2015 or with subsequent amendments to such Offering Statement.

**Filed with the Company’s Annual Report on Form 1-K for the fiscal year ending December 31, 2015.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Med-X, Inc.

Date: September 23, 2019	By:	/s/ Matthew Mills
Matthew Mills
Chairman and President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 23, 2019	By:	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski
Chief Financial Officer

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